                               CASCADE CORPORATION
                            NOTICE OF ANNUAL MEETING
                                   MAY 9, 1995

To the Shareholders:

     The 1995 Annual Meeting will be held at the Red Lion Motor Inn, Portland Center, 310 S.W. Lincoln Street, Portland, Oregon, on Tuesday, May 9, 1995, at 10:00 a.m., Pacific Daylight Time, for the following purposes:

     1.   The election of Directors for the ensuing year.

     2. To consider and vote upon a proposal to establish the 1995 Cascade Corporation Senior Managers' Incentive Stock Option Plan.

     3. To consider and vote upon a proposal to establish the Cascade Corporation Employee Stock Ownership Plan.

     4. To consider and act upon any other business that may properly come before the meeting.

     Shareholders of record at the close of business on April 3, 1995 will be entitled to vote at the meeting.

     IF YOU DO NOT EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE SO THAT YOUR SHARES WILL BE VOTED. THE ENVELOPE REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                                  GERALD M. BITZ
                                                  Secretary
Portland, Oregon
April 7, 1995

                                 PROXY STATEMENT

     This proxy statement and the accompanying proxy form are being mailed to security holders April 7, 1995.

MATTERS TO BE PRESENTED AT THE MEETING

     The election of Directors, the proposal to establish the 1995 Cascade Corporation Senior Managers' Incentive Stock Option Plan and the proposal to establish the Cascade Corporation Employee Stock Ownership Plan are the only matters the management intends to present at the Annual Meeting of Shareholders. The management is not informed of any matters that may be presented by others.

OUTSTANDING VOTING SECURITIES

     There are outstanding and eligible to vote at the meeting 12,009,904 shares of common stock of the Corporation, each entitled to one vote. As of April 3, 1995, the only persons known to the Corporation to be beneficial owners of more than 5% of the outstanding common stock of the Corporation were Robert C. Warren and Nani S. Warren, c/o 2020 S.W. Fourth Avenue, Portland, Oregon 97201, (see table under "Election of Directors"), and FMR Corporation, 82 Devonshire Street, Boston, Massachusetts 02109, beneficial owner of 858,200 shares, or 7.1% of the total common stock outstanding, through its subsidiaries, Fidelity Management & Research Company and Fidelity Management Trust Company.

PROXY SOLICITATION AND REVOCATION
     The solicitation of the enclosed proxy is being made on behalf of the Board of Directors of the Corporation. Regular employees of the Corporation may solicit proxies personally or by telephone or facsimile. In addition, arrangements may be made with brokerage houses and other custodians to send proxies and proxy-soliciting materials to their principals, and the Corporation may reimburse them for their expense in so doing.

     The enclosed proxy will be voted on each matter management intends to present at the Annual Meeting as indicated in the discussion of such matters below. Should any other matters requiring a vote of the shareholders be properly raised at the meeting, the persons named on the proxy intend to use their best judgment in exercising the discretion given them.

     Anyone who gives a proxy may revoke the proxy at any time before it has been exercised by delivering written notice of the revocation to the Secretary of the Corporation, or may still vote in person.

     The record date for determination of shareholders entitled to vote at the annual meeting was April 3, 1995.

1.   ELECTION OF DIRECTORS

     Each nominee listed below is a candidate for election to the Board of Directors to serve until the 1996 Annual Meeting or until his successor is elected. All nominees except Mr. Schwartz were elected to the Board at the 1994 Annual Meeting. Unless otherwise directed, the accompanying proxy will be voted for the election of the ten individuals listed below as nominees to the Board of Directors (except that, in the event any nominee is unable to serve, the proxy will be voted for a substituted nominee). Directors are elected by a plurality of the votes cast. Abstentions or broker non-votes will not effect the determination of a plurality. Further information follows with respect to each nominee.


- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   SHARES OF COMMON     PERCENTAGE
                                                                                                   STOCK OF THE COR-        OF
                             DIRECTOR                PRINCIPAL                                     PORATION OWNED      OUTSTANDING
NAME AND AGE                  SINCE                  OCCUPATION                                    BENEFICIALLY AS        COMMON
                                                                                                   OF APRIL 3, 1995       STOCK
- -----------------------------------------------------------------------------------------------------------------------------------
Joseph J. Barclay, 62         1972      Chairman and Chief Executive Officer
                                          of the Corporation since August, 1993; formerly
                                          President and Chief Executive Officer,
                                          Director, Granite Construction Incorporated                 420,214               3.5%

Robert C. Warren, Jr., 46(1)  1982      President and Chief Operating Officer
                                          of the Corporation since August, 1993; formerly
                                          Vice President -- Marketing (beginning 1990) and
                                          Vice President -- Administration                             51,980                .4%

Rob Spaans, 46                1994      Managing Director, Cascade Corporation Europe
                                          commencing May 1, 1994; Director of Manufacturing,
                                          Cascade NV until that date                                       --                 --

Richard C. Hire, 67           1972      Retired Vice President-Finance
                                          and Secretary of the Corporation                             32,856                .3%

Eric Hoffman, 71              1980      Chairman, Hoffman Corporation,
                                          General Contractors                                           8,000                 --

C. Calvert Knudsen, 70        1974      Director, and retired Chairman, Chief
                                          Executive Officer, MacMillan Bloedel, Ltd.,
                                          Director, Penwest, Ltd., Safeco Corporation.                  8,000                 --

Nicholas R. Lardy, 49         1993      Director, Henry M. Jackson School of
                                          International Studies, University of Washington                  --                 --

James S. Osterman, 57         1994      President, Oregon Cutting Systems Division,
                                          Blount, Inc., a diversified manufacturer                        500                 --

Jack B. Schwartz, 58          --        Partner, Newcomb, Sabin, Schwartz & Landsverk,
                                          Attorneys, since 1968; Assistant Secretary of the
                                          Corporation since 1972; Director, Macheezmo
                                          Mouse Restaurants, Inc.                                     143,600(2)            1.2%

Robert C. Warren, 77          1946      Chairman, Stair Assist Corporation; Chairman
                                          Emeritus of the Corporation since August, 1993            2,111,232(2)(3)        16.4%

16 Directors and Officers as a Group(4)                                                             2,701,646              22.5%


(1)  Robert C. Warren, Jr., is the son of Robert C. Warren.

(2) Includes shared voting and investment powers as to 140,000 shares, or 1.2% of those outstanding, beneficially owned by a charitable foundation.

(3) Includes 216,640 shares, or 1.8% of those outstanding, owned by a trust of which Mr. Warren is co-trustee for the benefit of certain members of the family of Nani S. Warren and 1,754,592 shares, or 14.4% of those outstanding, owned by Mr. and Mrs. Warren as trustees of a revocable trust established by them.

(4) Includes the following share totals held by Executive Officers listed on page 6 and not listed above: G.M. Bitz, 41,200 and L.S. Maunder, 2,627.

      The Board of Directors met five times during the year. The Board has a standing Audit Committee, consisting of Messrs. Knudsen, Hire and Hoffman, and a standing Compensation Committee consisting of Messrs. Warren, Hoffman, and Knudsen. The Audit Committee and the Compensation Committee each met twice during the year. Each Director attended at least 75% of the aggregate number of meetings of the Board and committees on which he served which were held during the year.


     The Audit Committee recommends annually to the Board the engagement of independent certified public accountants; determines their independence; reviews their professional services and the fees charged; and reviews the scope of the audit and matters relating to it. A description of the Compensation Committee's responsibilities is included in the Committee's Report on Executive Compensation on page 7. The Board does not have a standing nominating committee.

DIRECTORS' FEES
     Directors who are not employees of the Corporation received a $9,000 retainer, an attendance fee of $750 for each board meeting and a $500 fee for each committee meeting attended during the year ended January 31, 1995. For the year ending January 31, 1996, each non-employee Director will receive a $10,000 annual retainer, attendance fees of $750 for each Board meeting and $500 for each committee meeting.

OTHER TRANSACTIONS
     Newcomb, Sabin, Schwartz and Landsverk, a firm in which Jack B. Schwartz, a nominee for Director, is a partner, renders legal services to the Corporation in the ordinary course of business. During the year ended January 31, 1995, the Corporation paid the firm fees approximating $375,440 for such services and additional services in connection with environmental matters and related litigation.

2.   PROPOSAL TO APPROVE 1995 SENIOR MANAGERS' INCENTIVE STOCK OPTION PLAN

     In March, 1995, the Board of Directors adopted the Cascade Corporation 1995 Senior Managers' Incentive Stock Option Plan, subject to approval by the Shareholders at the 1995 Annual Meeting. The Corporation presently has no stock option plan in effect, and there are no outstanding options under prior plans.
A copy of the Plan is attached as Appendix A.

MATERIAL FEATURES OF THE PLAN
     The Plan will be administered by a Stock Option Committee consisting of three non-employee Directors. The Committee will determine eligible management employees, the number of shares for which each will be granted options, and other option terms not specified by the Plan. A maximum of 800,000 shares of common stock of the Corporation may be issued pursuant to the exercise of options granted under the Plan. The maximum is subject to appropriate adjustment in the event of a share dividend, stock split, or similar event.

     Under the Plan, options to purchase common shares of the Corporation will be awarded to eligible management employees of the Corporation and its subsidiaries. The option price will be 100% of the fair market value of the optioned shares at the date of grant (110% for employees owning 10% or more of the Corporation's shares, including shares as to which ownership is attributed under the Internal Revenue Code).

     The Plan will terminate, and no further options will be granted, 10 years following shareholder approval. Options will normally be exercisable three years after they are granted, although the Plan grants the Stock Option Committee authority to waive or modify the three-year period. Options must expire no more than 10 years after they are granted (five years for 10% shareholders), such lesser period as the Committee may establish, or, if shorter, three months after termination of employment (one year in case of disability termination or death while employed).

     An individual participant may not be granted options covering shares for which options are first exercisable in any one year exceeding $100,000 in market value at date or dates of grant.

ELIGIBLE PARTICIPANTS
     Management employees who, in the Stock Option Committee's judgment, hold positions of responsibility and are able to contribute substantially to the Corporation's success will be eligible for option grants under the Plan. The Committee has not yet determined any option awards under the Plan. The Board believes approximately 40 employees may eventually participate.

TAX TREATMENT
     The Plan is intended to qualify as an incentive stock option plan within the meaning of Section 422 of the Internal Revenue Code. Under Section 422, optionees will normally recognize no income on the grant or exercise of options, and will be taxed at capital gains rates on the difference between the exercise and sale prices upon sale of shares acquired through the exercise of options. (Grantees subject to the alternative minimum tax under Section 55 of the Internal Revenue Code would include the difference between the option price and the fair market value of shares acquired through the exercise of options as income for that purpose in the year of exercise.)

     In the event of a "disqualifying disposition" (sale within two years of grant or one year of exercise), an optionee will recognize ordinary income, and the Corporation will receive a corresponding deduction, equal to the difference between the option price of shares and the fair market value of those shares at the date the option is exercised. Any balance realized on sale would be taxed at capital gains rates.

ADOPTION OF PROPOSAL
     Adoption of this proposal requires the affirmative vote of a majority of shares represented in person or by proxy at the Annual Meeting. Unless otherwise indicated, the accompanying proxy will be voted for the proposal. Abstentions and broker non-votes will be treated as if the shares were not voted. THE DIRECTORS RECOMMEND THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE 1995 CASCADE CORPORATION SENIOR MANAGERS' INCENTIVE STOCK OPTION PLAN.

3.   PROPOSAL TO APPROVE CASCADE EMPLOYEE STOCK OWNERSHIP PLAN

     In March, 1995, the Board of Directors adopted the Cascade Employee Stock Ownership Plan (ESOP). The Plan is intended to be a qualified retirement plan investing primarily in shares of the Corporation under Sections 401 and 409 of the Internal Revenue Code. Qualification will permit the Corporation to make tax deductible contributions which are tax-deferred to participating employees. Although shareholder approval of the ESOP is not legally required, the Directors determined to put the Plan into effect only if it receives shareholder approval. Plan implementation will be subject to an Internal Revenue Service determination that it is a qualified plan under the Internal Revenue Code.

     The Board of Directors adopted the Plan to (a) provide additional means of promoting share ownership among employees of the Corporation and (b) furnish a method of acquiring blocks of shares which may become available for the benefit of all employees.

     Funding of the Plan is discretionary with the Board. The Board is not required to make contributions each year, and intends to exercise its discretion in a manner consistent with overall employee compensation policies. The Directors may contribute reacquired shares presently held as treasury shares, authorized but unissued shares, or cash to be used for the purchase of shares.

     The Plan permits acquisition of shares in the future on the open market or through private transactions at market prices, which could include, in addition to other shareholders, transactions with officers or directors. The Plan is authorized to borrow to acquire shares. No share purchases are presently contemplated.

MATERIAL FEATURES OF THE PLAN
     Shares contributed to or acquired by the Plan will be allocated among employees at the Corporation's domestic manufacturing facilities and its corporate staff. Shares allocated to employees at a particular facility or corporate staff will then be allocated to accounts in the name of each participant and held by trustees appointed by the Board until the participant retires or otherwise terminates employment. Allocations will be in proportion to compensation up to $150,000 annually, or such other maximum as is permitted for tax-qualified plans under Section 417 of the Internal Revenue Code. The trustees may pay dividends on shares allocated to a participant's account directly to the participant.

     Participants' accounts will vest at the rate of 20% for each year of Cascade employment; any account balances forfeited at termination of employment will be divided among remaining participants.

     Participants may direct the Trustees as to the voting of shares held in their accounts on matters placed before the shareholders. Shares as to which no direction is received will be voted in the same proportion as those for which directions are received.

      In the event the Plan borrows money to purchase shares, shares will be allocated ratably as the borrowings are repaid. Lenders may require the Corporation's guaranty as a condition of any such borrowing.

ELIGIBLE PARTICIPANTS
     All domestic employees of the Corporation are eligible to participate in the Plan. The Corporation has 555 domestic employees at this time.

TAX TREATMENT
     The Corporation may deduct contributions to a tax-qualified ESOP and its existing 401(k) plan to an aggregate maximum of 15% of compensation paid covered employees. In addition, the Corporation may deduct contributions used to repay principal on ESOP borrowings for share acquisitions; however, an aggregate maximum of 25% will then apply. The Corporation may also deduct dividends paid to a tax-qualified ESOP if the ESOP pays them to participants or uses them to repay principal or interest on borrowings to purchase Corporation shares and may deduct contributions used to pay interest on ESOP share acquisition loans.

     Participants pay no tax on ESOP contributions or accounts until they are distributed. Dividends paid to ESOP participants are subject to tax when received. Participants terminating employment may elect to have their ESOP accounts distributed directly to Individual Retirement Accounts (IRA's), and have taxes deferred until they receive IRA distributions.

AMENDMENT
     The Plan provides for amendment by vote of the Board of Directors. The Internal Revenue Service may require technical amendments as a condition of tax qualification. Future amendments might concern extension of the Plan to employees of foreign subsidiaries, plan eligibility, vesting, benefits or other matters. The Board is not required to refer amendments to the shareholders.

OTHER PLANS
     The Corporation presently has in effect a retirement plan which, pursuant to Section 401(k) of the Internal Revenue Code, provides for employee deferral contributions and Corporation discretionary matching contributions. In 1994, the Corporation matched 50% of employee deferral contributions, but no more than 3% of each participant's compensation, and 50% of employee deferral contributions to separate retirement medical accounts up to 1% of each participant's compensation. The Plan also provides for discretionary non-matching Corporation contributions. In 1994, the Corporation contributed for each eligible employee an amount equal to 4% of each employee's compensation.

  For additional information as to other plans, see "Retirement Plans" under "Executive Compensation".

ADOPTION OF PROPOSAL
     Adoption of this proposal requires the affirmative vote of a majority of shares represented in person or by proxy at the Annual Meeting. Unless otherwise indicated, the accompanying proxy will be voted for the proposal. Abstentions and broker non-votes will be treated as if the shares were not voted. THE DIRECTORS RECOMMEND THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE CASCADE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN.

     The Corporation will furnish a complete copy of the Plan via first class mail to shareholders who so request by writing or calling G.M. Bitz, Secretary, 2020 S.W. Fourth Avenue, Suite 600, Portland Oregon, 97204 (Telephone (503) 227-0024; Fax (503) 274-1705).

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE
     The following table sets forth certain information concerning the compensation of the Corporation's Chief Executive Officer and each of its four other most highly compensated executive officers (the "named executive officers") during each of the years in the three-year period ended January 31, 1995.

- ----------------------------------------------------------------------------------------------------------------
                                                                               Long Term
                                                                              Compensation
                                                 Annual Compensation        -----------------
Name and                                      ----------------------------  Stock Option Plan       All Other
Principal Position                 Year       Salary     Incentive Payment      Payout(1)        Compensation(2)
- ----------------------------------------------------------------------------------------------------------------
Joseph J. Barclay                  1994      $180,000        $322,137                               $11,820
  Chairman and Chief               1993       179,475         167,992                                11,706
  Executive Officer                1992       166,708         208,825           $379,798             11,340

Robert C. Warren, Jr.              1994       130,000         257,709                                 9,820
  President and Chief              1993       109,716         103,080                                 7,788
  Operating Officer                1992        91,731          83,530             62,462              6,421

Gerald M. Bitz                     1994        92,400         128,855                                 7,368
  Vice President-                  1993        89,738          67,197                                 6,357
  Finance & Secretary              1992        86,072          83,530            139,075              6,025

Terry H. Cathey                    1994        93,000         128,855                                 7,416
  Vice President-                  1993        90,333          67,197                                 6,398
  Manufacturing(3)

Lawrence S. Maunder                1994        94,200         128,855                                 7,500
  Vice President-                  1993        90,336          49,047                                 6,399
  Marketing                        1992        87,000          41,400             95,689              6,090
- -----------------------------------------------------------------------------------------------------------

(1) Pursuant to amendments to the Corporation's 1982 Senior Management Stock Option Plan, which were ratified at the 1992 Annual Meeting of Shareholders, all options outstanding under the plan were retired for cash payments equal to the difference between the option price and the Corporation's book value as of the end of the quarter preceding the offer. No options remain outstanding under the Plan, which expired May 9, 1993.

(2) The amounts shown are contributions by the Corporation to the Cascade Corporation Savings and Investment Plan, a qualified plan under Section 401(k) of the Internal Revenue Code of 1986, for the benefit of the named executive officers.

(3) Mr. Cathey was elected an officer of the Company effective February 1, 1993.

     In December, 1993, the Corporation and Mr. Barclay entered into an agreement providing for Mr. Barclay's employment by the Corporation through March 31, 1998. Under the agreement, the Corporation will pay Mr. Barclay a minimum annual salary of $180,000 (subject to annual review), annual incentive compensation payments based upon the same formula and percentage participation then in effect, and certain employee benefits and expense reimbursements. Should the Corporation terminate Mr. Barclay's employment prior to March 31, 1998, for reasons other than misconduct, the Corporation is to pay him $31,000 per month until that date or, if earlier, his death or disability.


RETIREMENT PLANS
     Certain employees of the Corporation will receive retirement benefits under the Cascade Corporation Retirement Plan. Benefits are limited to those accrued through December 31, 1988, and are based upon compensation for the five highest consecutive years of compensation during the 10 years of employment ending December 31, 1988.

     The Corporation also provides a supplemental, unfunded severance benefit to certain Retirement Plan participants. A participant's supplemental benefit will be equal to the difference, if any, between (a) benefits which would have been payable under the Retirement Plan, had benefit accruals continued after December 31, 1988, and (b) the actuarial value of benefits payable under the Retirement Plan and benefits attributable to employer contributions, including earnings, under the Corporation's 401(k) Plan.

      Estimated annual Retirement Plan benefits and estimated lump sum supplemental plan benefits, respectively, payable to named executive officers as of January 31, 1995, are as follows: Mr. Barclay, $68,244 and $569,747; Mr. Warren, Jr., $15,977 (Retirement Plan only); Mr. Bitz, $22,565 and $299,051;
Mr. Cathey, $9,816 (Retirement Plan only); and Mr. Maunder, $25,752 and $230,913. Retirement plan estimates assume retirement at age 65. Supplemental plan estimates assume retirement at age 65; compensation for the 10 years prior to retirement equal to compensation for the 10 years ending January 31, 1995; 401(k) Plan employer contributions equal to those for the year ended January 31, 1995; and an average rate of return on 401(k) Plan employer contributions balances and future employer contributions equal to the return for the 12-month period December 31, 1994.

      Mr. Warren, Jr. and Mr. Cathey do not participate in the supplemental plan.

            COMPENSATION COMMITTEE'S REPORT ON EXECUTIVE COMPENSATION

COMPENSATION POLICIES
     The Compensation Committee is responsible for formulating the Corporation's executive compensation policy, subject to approval by the Board of Directors. Mr. Warren, a member of the Committee, was formerly Chairman of the Corporation and has served as Chief Executive Officer in the past.

     For the year ended January 31, 1995, all executive officers were paid a base salary and an incentive bonus equal to an assigned percentage of the Corporation's pretax profits, computed without deducting incentive compensation and certain extraordinary items. The Board of Directors approved salary and bonus participation levels for the year at its February, 1994, meeting.

     By tying compensation in significant part to profits, the Compensation Committee believes the Corporation has assured that compensation directly reflect corporate performance for the period involved. The Committee believes the Corporation should also provide a compensation element linked to the Corporation's longer-term results and share performance, and has proposed the 1995 Cascade Corporation Incentive Stock Option Plan for this purpose (see Proposal 2 above).

     In recommending salary and bonus participation levels, the Compensation Committee also considered the Corporation's relatively successful performance in recent years despite changing and at times difficult conditions in the domestic and international markets the Corporation serves.

COMPANY PERFORMANCE AND CEO COMPENSATION
     Mr. Barclay's base salary and incentive bonus participation were established by an agreement entered into in December, 1993, and summarized under "Executive Compensation" above. The Committee believes compensation paid pursuant to the agreement fairly reflects Mr. Barclay's contribution to the Corporation's operating performance and is within the general range of compensation for executives with like responsibilities in the Portland, Oregon, area and in comparable companies and industries.

                                        COMPENSATION COMMITTEE MEMBERS
                                        Robert C. Warren
                                        Eric Hoffman
                                        C. Calvert Knudsen

                                PERFORMANCE GRAPH

     The following graph compares the annual percentage change in the cumulative shareholder return on the Corporation's Common Stock with the cumulative total return of the NASDAQ Non-Financial Index, and the cumulative total return of an industry group of peer companies in each case assuming investment of $100 on January 31, 1990, and reinvestment of dividends.


                               TOTAL RETURN CHART

                      CASCADE          PEER             NASDAQ
JANUARY 31,           CORPORATION      GROUP*           NON-FINANCIAL
- -----------           -----------      ------           -------------
1990                  $100             $100             $100

1991                   105               93              108

1992                   136              141              164

1993                   144              154              174

1994                   143              202              201

1995                   168              209              186

* The peer group includes the following companies: Agco Corp., Alamo Group Inc., Arts Way Mfg. Inc., Astec Inds. Inc., Farr Co., Gehl Co., Gencor Inds. Inc.,
Jlg Inds., Lindsay Mfg. Co., Newpark Res. Inc., Nordson Corp., Peerless Mfg. Co., Raymond Corp., Rexwork Inc., Si Handling Sys. Inc., Utilx Corp., Valmont Inds. Inc.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
     Price Waterhouse, an independent certified public accounting firm, has been selected to continue to serve the Corporation in that capacity for the current fiscal year. The Corporation expects representatives of Price Waterhouse to be present at the annual meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions from shareholders.

SHAREHOLDER PROPOSALS
     Shareholder proposals intended to be presented at the next annual meeting must be received by the Corporation no later than January 31, 1996, in order to be included in the proxy materials for such meeting.

ANNUAL REPORT
     The Annual Report of the Corporation is being mailed to the shareholders with the Notice of Annual Meeting and Proxy Statement. The Annual Report is not incorporated in the Proxy Statement by reference, nor is it part of the proxy-soliciting material.

     A COPY OF THE CORPORATION'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO RECORD OR BENEFICIAL SHAREHOLDERS AS OF THE RECORD DATE. REQUESTS FOR THE FORM 10-K SHOULD BE ADDRESSED TO THE SECRETARY, CASCADE CORPORATION, 2020 S.W. FOURTH AVENUE, PORTLAND, OREGON 97201, THE EXECUTIVE OFFICES OF THE CORPORATION.

                                   APPENDIX A
                               CASCADE CORPORATION
                         1995 SENIOR MANAGERS' INCENTIVE
                                STOCK OPTION PLAN

SECTION 1. PURPOSES
     The purposes of this 1995 Cascade Corporation Senior Managers' Incentive Stock Option Plan (the Plan) are to strengthen the Corporation's ability to attract, motivate and retain employees in senior management positions and to closely align their interests and efforts to the long-term interests of the Corporation's shareholders by granting them options to purchase common stock qualifying as incentive stock options under Section 422 of the Internal Revenue Code.

SECTION 2. STOCK
     The Stock subject to options under the Plan shall be shares of the Corporation's authorized but unissued or reacquired common stock. Subject to the adjustments described in Section 6 of the Plan, the aggregate number of shares that may be issued pursuant to the Plan shall not exceed 800,000. Shares allocable to the unexercised portion of an option which expires or terminates under the Plan shall again be available for the granting of options.

SECTION 3. ELIGIBILITY
     Management employees (including officers, whether or not they are directors) of the Corporation and its subsidiaries who, in the judgment of the Committee, hold positions of responsibility and are able to contribute substantially to the Corporation's success shall be eligible to be granted options under the Plan.

SECTION 4. ADMINISTRATION
     The Plan shall be administered by a Stock Option Committee, which shall be composed of not less than three members of the Board who are not eligible to receive options under the Plan. The Committee shall have full power and authority, subject to the provisions of the Plan, to:

     (a)  Designate participants;

     (b)  Determine the number of options to be granted to each participant;

     (c)  Determine the terms of option agreements for each option;

     (d)  Supervise administration of the Plan;

     (e) Interpret the provisions of the Plan and option agreements granted under it; and

     (f) Take all action in connection with the Plan it deems necessary or advisable.

     Decisions of the Committee as to interpretation of, and rights granted pursuant to, the Plan shall be final. More than one option may be granted to the same employee. No member of the Committee or the Board shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.

SECTION 5. TERMS AND CONDITIONS OF OPTIONS
     Options granted under the Plan shall be evidenced by stock option agreements in such form as the Committee shall from time to time approve, and shall comply with and be subject to the following terms and conditions:

     5.1 NUMBER OF SHARES. Each option agreement shall state the number of shares of Stock subject to the option.

     5.2 OPTION PRICE. Each option agreement shall state the option price, which shall be not less than 100% (110% for 10% Shareholders) of the fair market value, on the date the option is granted, of the shares of Stock subject to the option. A 10% Shareholder is any person who, at the time an option is granted, owns stock of the Corporation possessing more than 10% of the combined voting power of all classes of stock of the Corporation or any affiliate, determined in accordance with applicable Internal Revenue Code provisions.

     5.3 AGGREGATE FAIR MARKET VALUE. No employee may be granted an option under the Plan if the terms of such option would cause the aggregate fair market value, on the date of grant, of the Stock with respect to which

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options are exercisable for the first time by that employee during any calendar year under the Plan and under any other incentive stock option plan (within the meaning of Section 422 of the Internal Revenue Code) of the Corporation to exceed $100,000.

     5.4 DETERMINATION OF FAIR MARKET VALUE. The fair market value per share of Stock shall be determined by the Board or Committee in good faith at the time the option is granted.

     5.5 OPTION PERIOD AND LIMITATIONS ON EXERCISE. Optionees may exercise options granted under the Plan only after completing three years of continuous employment with the Corporation or a subsidiary following the date of grant. This three-year requirement shall be waived in the event of death or disability (as defined in Section 22(e)(3) of the Internal Revenue Code) before completion of the required period, and may be waived or modified in the Agreement evidencing the option or by Committee resolution; however, an option may in no event be exercised prior to six months after date of grant. Agreements may provide schedules for exercise of options.

     Each option shall expire and shall not be exercisable after the expiration of 10 years (five years for 10% Shareholders) from the date the option is granted, or such lesser period as may be established by the Committee at the time the option is granted.

     Options shall be exercisable only while the optionee remains an employee of the Corporation or, in the case of retirement at age 65 or later, within three months of the date of termination of employment; however, in the event of an optionee's (a) termination of employment with the Corporation by reason of disability (within the meaning of Section 22(e)(3) of the Internal Revenue
Code), or (b) death while an employee of the Corporation, the option agreement may allow the option to remain exercisable by the optionee or the estate or devisee of the decedent, until the expiration date of the term of the option or one year after the date of the optionee's termination of employment or death, whichever date is earlier.

     5.6 SECURITIES LAW REQUIREMENTS. No shares shall be issued and delivered under any option unless and until the Committee is satisfied that all applicable requirements of law or of any regulatory bodies having jurisdiction over such issuance and delivery have been met. Certificates representing shares shall bear such legend as the Committee may determine is appropriate stating any restrictions on their transfer.

     5.7 PAYMENT OF PURCHASE PRICE. The option price upon exercise of an option under the Plan shall be payable to the Corporation in cash or in shares of the Corporation's common stock owned by the employee for at least six months valued at fair market value as of the date of tender of payment, or any combination of cash and such shares.

     5.8 NONTRANSFERABILITY. Options shall not be transferable except by Will or the laws of descent and distribution, and shall be exercisable during an optionee's lifetime only by the optionee.

     5.9 OTHER PROVISIONS. Any option agreement may contain such other or additional terms and provisions as may be determined by the Committee to be consistent with the Plan, or necessary or desirable to comply with the provisions of applicable laws, rules, or regulations.

SECTION 6. ADJUSTMENT
     In the event of any stock split or payment of a dividend on Stock payable in shares of Stock after the Plan is approved by the Corporation's shareholders, the shares of Stock then subject to each option (and the maximum number of such shares which may be issued under the Plan) shall be increased proportionately without any change in their aggregate purchase price. In the event all the outstanding shares of Stock shall be changed into or exchanged for a different number or class of shares of the Corporation, or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger, consolidation, or otherwise, then there shall be substituted for each share of Stock then subject to each option (and, if the Corporation is the surviving corporation in such transaction, for the number of such shares which, pursuant to Section 2 of the Plan, may be issued under the Plan), the number and class of shares into which each outstanding share of Stock shall be so exchanged, all without any change in the aggregate option price for the shares then subject to such option. In connection with any adjustment under this
Section 6 resulting in a fractional share interest, such interest may be rounded down to the nearest whole share if such interest is less than 0.5 share; otherwise, such fractional share interest may be rounded up to the nearest whole share.

SECTION 7. PROCEEDS
     The proceeds received by the Corporation from the sale of Stock pursuant to the Plan will be used for general corporate purposes.


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SECTION 8. OBLIGATION TO EXERCISE; NO RIGHT TO CONTINUED EMPLOYMENT
     The granting of an option shall impose no obligation on the optionee to exercise the option. The granting of an option does not confer any right to be continued in the employment of the Corporation.

SECTION 9. AMENDMENT AND DISCONTINUANCE
     The Board may alter, amend, suspend, or terminate the Plan, provided that the Board may not, without further shareholder approval,

     (a) Increase the aggregate number of shares of Stock for which options may be granted under the Plan (except for adjustments pursuant to Section
          6);

     (b)  Decrease the option price at which Stock may be offered;

     (c) Materially modify the requirements as to eligibility for participation in the Plan; or

     (d) Otherwise materially increase the benefits accruing to participants under the Plan.

SECTION 10.  TERM OF PLAN AND EFFECTIVE DATE
     The Plan shall become effective upon approval by (1) the Board of Directors and (2) the approval of the Corporation's shareholders within 12 months thereafter.

     No option may be granted pursuant to the Plan more than 10 years after the date the Plan becomes effective.



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